FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the
Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile Announces First Quarter 2007 Earnings

•	In the first quarter of 2007 net income totaled Ch$72,189 million (Ch$0.38 per share and US$0.74/ADR), increasing 12.0% YoY and 18.6% QoQ.

•
Better earnings mix enhances margins. Net interest income increased 23.8% YoY. Net interest margin expanded 50 basis points to 4.4% in 1Q 2007 compared to 1Q 2006 and 40 basis points compared to 4Q 2006.

•	Net fee income increased 17.7% YoY in 1Q 2007 driven by a rise in clients, cross selling and product usage.

•
Solid growth of client base and distribution network. The total number of clients increased 12.0% YoY to 2.52 million and the Bank opened 13 new branches in 1Q 2007, expanding its branch network to 410 offices.

•	Total loans increase 3.6% QoQ and 13.7% YoY. Consumer loans increased 26.3% YoY while residential mortgage loans grew 21.5% and lending to SMEs increased 24.7%.

•	Efficiency ratio reaches 37.9% in 1Q 2007. The Bank continues to improve productivity, which has helped to finance the investments in the branch network.

•
Coverage of past due loans reached 204%. In 1Q 2007, the Bank continued to improve its provisioning model for consumer lending. Net provisions expenses grew 42.6% YoY. As a result, the past due loan ratio as of March 2007 reached 0.80% down from 0.93% as of March 2006 and flat compared to 4Q 2006.

•
Annual dividend increased 19.1%. Banco Santander Chile held its annual Ordinary Shareholders’ Meeting on April 24, 2007. During the meeting, a dividend Ch$0.98504643 per share was approved, corresponding to 65% of 2006 net income and 19.1% higher than the dividend paid in 2006.

•
The Bank’s credit ratings upgraded by Moody’s. Senior foreign currency debt rating was raised by one notch to Aa3 from A1 and the subordinated foreign currency debt rating was raised by two notches to Aa3 from A2.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Santiago, Chile, May 2, 2007. Banco Santander Chile (NYSE: SAN) announced today its unaudited results for the first quarter of 2007. These results are reported on a consolidated basis in accordance with Chilean GAAP1, 2 in nominal Chilean pesos.

In the first quarter of 2007 net income totaled Ch$72,189 million (Ch$0.38 per share and US$0.74/ADR), increasing 12.0% compared to 1Q 2006 (from now on YoY) and 18.6% compared to 4Q 2006 (from now on QoQ). Core revenues (net financial income and fees) totaled Ch$201,001 million and increased 22.4% YoY and 12.2% QoQ, as the Bank continued to show strong results in its retail banking business.

Net interest income increased 23.8% YoY and 13.9% QoQ driven by solid loan growth and higher margins. In the quarter, total loans increased 3.6% QoQ and 13.7% YoY. Retail lending - which includes lending to individuals and SMEs - increased 3.3% QoQ and 20.7% YoY. Consumer loans expanded 3.8% QoQ and 26.3% YoY while residential mortgage lending increased 4.1% QoQ and 21.5% YoY. As a result of the better earnings mix, the interest margin increased 50 basis points to 4.4% compared to 1Q 2006.

Net fee income increased 17.7% YoY and 6.9% QoQ. The Bank continues to expand its client base, cross-selling ratios and product usage, especially in retail banking. The total number of clients increased 12.0% YoY to 2.52 million. The amount of middle/upper income individual clients that are cross-sold (a client with a checking account and that uses at least three other products) increased 27.7% YoY as of March 2007. In Santander Banefe, the amount of cross-sold clients (clients that uses at least 2 or more other products) rose 17.5% YoY as of March 2007.

Coverage of past due loans reached 204%. In 1Q 2007, the Bank continued to improve its provisioning models. Net provisions expenses grew 42.6% YoY. As a result, the past due loan ratio as of March 2007 reached 0.80% down from 0.93% as of March 2006 and flat compared to 4Q 2006.

Costs remain under control. Operating expenses increased 10.4% YoY in 1Q 2007 mainly due to higher commercial activities and the larger distribution network. The Bank continues to improve productivity, which has helped to fund the investments in the branch network. In 1Q 2007 the efficiency ratio reached 37.9% compared to 38.3% in 1Q 2006. The Bank has the lowest efficiency ratio among the leading banks in Chile and Latin America.

[1]
Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

[2]	The exchange rate as of March 31, 2007 was Ch$539.37 per US$ dollar. All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

Banco Santander Chile	Quarter			Change %
(Ch$ million)	1Q 2007	4Q 2006	1Q 2006 (reclassified)	1Q 07/ 1Q 06	1Q 07 / 4Q06
Net interest income	155,892	136,899	125,889	23.8%	13.9%
Fees and income from services	45,109	42,205	38,330	17.7%	6.9%
Core revenues	201,001	179,104	164,219	22.4%	12.2%
Total provisions, net of recoveries	(36,331)	(39,514)	(25,471)	42.6%	(8.1%)
Gains losses on financial transactions	10,230	18,312	23,310	(56.1%)	(44.1%)
Other operating income, net	(10,537)	(7,869)	(7,770)	35.6%	33.9%
Operating expenses	76,101	88,061	68,917	10.4%	(13.6%)
Income before income taxes	86,758	73,384	77,311	12.2%	18.2%
Net income	72,189	60,868	64,434	12.0%	18.6%
Net income/share (Ch$)	0.38	0.32	0.34	12.0%	18.6%
Net income/ADR (US$)[1]	0.74	0.63	0.67	9.6%	17.5%
Total loans	12,208,166	11,788,959	10,736,973	13.7%	3.6%
Customer funds	12,108,365	11,484,525	10,234,278	18.3%	5.4%
Shareholders’ equity	1,317,185	1,245,339	1,151,586	14.4%	5.8%
Client margin[2]	5.1%	5.0%	4.9%
Net interest margin	4.4%	4.0%	3.9%
Efficiency ratio	37.9%	46.5%	38.3%
Return on average equity[3]	22.4%	18.3%	22.8%
PDL / Total loans	0.80%	0.79%	0.93%
Coverage ratio of PDLs	204.2%	188.1%	145.2%
Risk index[4]	1.64%	1.45%	1.36%
BIS ratio	14.6%	12.6%	14.3%
Branches[5]	410	397	361
ATMs	1,635	1,588	1,395
Employees	8,691	8,184	7,583

1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Client net interest income / average loans (See Net interest revenue)
3.	Annualized Quarterly Earnings / Average Equity.
4.	Reserve for loan losses / Total loans on a consolidated basis
5.	Includes SuperCaja branches inaugurated in 4Q 2006

INTEREST EARNING ASSETS

Solid growth in retail banking

Interest Earning Assets	Quarter ended,			% Change
(Ch$ million)	March 31, 2007	Dec. 31, 2006	March 31, 2006	March 2007/2006	March 07/ Dec. 06
Consumer loans	1,869,318	1,800,507	1,480,355	26.3%	3.8%
Residential mortgage loans*	2,894,243	2,779,769	2,381,434	21.5%	4.1%
Commercial loans	4,172,835	4,048,221	3,958,263	5.4%	3.1%
Commercial mortgage loans**	168,704	181,628	229,005	(26.3%)	(7.1%)
Foreign trade loans	869,615	741,776	589,509	47.5%	17.2%
Leasing	787,287	764,408	694,733	13.3%	3.0%
Factoring	125,144	168,372	161,714	(22.6%)	(25.7%)
Other outstanding loans	44,153	37,541	12,190	262.2%	17.6%
Contingent loans	1,010,376	1,022,687	933,590	8.2%	(1.2%)
Interbank loans	168,554	151,491	195,798	(13.9%)	11.3%
Past due loans	97,937	92,559	100,382	(2.4%)	5.8%
Total loans	12,208,166	11,788,959	10,736,973	13.7%	3.6%
Total financial investments	1,197,671	1,015,376	1,439,286	(16.8%)	18.0%
Total interest-earning assets	13,405,838	12,804,335	12,236,959	9.6%	4.7%

*
Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).

**	Includes general purpose mortgage loans backed by mortgage bonds (letra de crédito fines generales) and other commercial mortgage loans (préstamos hipotecarios endosables para fines generales).

In 1Q 2007 total loans increased 3.6% QoQ with continued growth in high yielding retail segments. Consumer loans expanded 3.8% QoQ and 26.3% YoY. The Bank’s leading market share in consumer lending increased 110 basis points YoY and remained stable QoQ at 26.8%.

Residential mortgage lending increased 4.1% QoQ and 21.5% YoY. Market share in residential mortgage lending reached 25.9% as of March 2007 increasing 79 basis points YoY and steady compared to year-end 2006. Noteworthy in the quarter was the launching of a new mortgage product denominated in fixed nominal pesos for up to 20 years. This is an important breakthrough in the Chilean mortgage market as until now all mortgages were denominated in real terms (Unidades de Fomento or UFs).

Commercial loans increased 3.1% QoQ and 5.4% YoY led by an increase in lending to companies in various segments. This responds to the higher growth in the market in line with a stronger economy. In 1Q 2007 the Bank has observed a pick up in investment projects in various business segments. Market share in lending to companies, as defined by the Superintendence of Banks, decreased 10 basis points QoQ and 171 basis points YoY. This decline is mainly due to lower growth in the low yielding corporate segment, reflecting the Bank’s focus on allocating efficiently its capital to the most profitable uses.

The Bank’s foreign trade business performed well in the quarter, increasing 17.2% in the period. The country’s dynamic export business, especially to Asia, has boosted this business. The Bank’s strong position in this market due to its international connections and strong ratings has also been an important factor explaining this growth. For example, 64% of all letters of credit backing export to Asia were executed by the Bank. This also explains, in part, the 8.2% QoQ rise in contingent loans. In addition, the peso depreciated in the quarter and these figures were in part affected by the translation gains that this produces.

Total loan market share decreased 7 basis points QoQ and reached 22.2% as March 2007, reflecting the stable market share in lending to individuals and the slight decline in market share among companies. This reflects the Bank’s effort to improve the asset mix and to maximize profitability by adequately allocating its capital to the most profitable uses.

Loans by business segment*	Quarter ended,			% Change
(Ch$ million)	March. 31, 2007	Dec. 31, 2006	March 31, 2006	March 2007/2006	March 07/ Dec. 06
Total loans to individuals	5,214,822	5,068,428	4,371,655	19.3%	2.9%
SMEs	1,864,258	1,784,229	1,494,802	24.7%	4.5%
Total retail lending	7,079,266	6,852,657	5,866,457	20.7%	3.3%
Institutional lending	192,168	202,142	183,052	5.0%	(4.9%)
Middle-Market & Real estate	2,348,975	2,301,361	2,125,214	10.5%	2.1%
Corporate	1,376,704	1,242,252	1,427,656	(3.6%)	10.8%

* Excludes contingent loans and interbank loans

Retail lending - which includes lending to individuals and SMEs - increased 3.3% QoQ and 20.7% YoY, led by solid growth in lending to individuals and SMEs. Loans to individuals increased 2.9% QoQ and 19.3% YoY. Loans to SMEs increased 6.1% QoQ and 27.2% YoY. The Bank continues to focus on expanding in the retail market due to low penetration levels and a healthy economic environment. Recent economic data shows that private consumption continues to grow at a faster pace than GDP and unemployment levels reached 6.7% in 1Q 2007, the lowest rate since 3Q 1998.

Loans in corporate banking increased 10.8% QoQ and decreased 2.1% YoY. This growth was mainly due to a 71.9% expansion of the foreign trade business and a 4.0% increase in commercial loans in this segment. As mentioned, the foreign trade business was boosted by the Bank’s active participation in financing exports to Asia and translation gains caused by the depreciation of the peso in the quarter. Foreign trade loans are also somewhat volatile quarter to quarter in this segment as a few customers concentrate a large percentage of total exports, especially in the mining sector.

Lending to the middle market segment increased 2.1% QoQ and 10.5% YoY. Spreads of new loans in this segment have been under pressure and the Bank avoided renewing some loan operations at unattractive returns.

CUSTOMER FUNDS

Good growth of customer funds despite falling short-term interest rates

Funding	Quarter ended,			Change %
(Ch$ million)	March. 31, 2007	Dec. 31, 2006	March 31, 2006	March 2007/2006	March 07/ Dec. 06
Non-interest bearing deposits	2,543,569	2,482,997	2,217,928	14.7%	2.4%
Time deposits and savings accounts	7,280,989	6,909,335	6,264,072	16.2%	5.4%
Total customer deposits	9,824,558	9,392,332	8,482,000	15.8%	4.6%
Mutual funds	2,283,807	2,092,192	1,752,278	30.3%	9.2%
Total customer funds	12,108,365	11,484,524	10,234,278	18.3%	5.4%

Short-term rates fell in the quarter. The overnight reference rate set by the Central Bank was lowered to 5.0% in January 2007 from 5.25%. The 30-day rate decreased 18 basis points QoQ to 4.63% in March 2007 from 4.81% as of December 2006. Despite falling rates, the Bank was able to increase the time deposit base which expanded 5.4% QoQ and 16.2% YoY. As time deposit re-price at lower rates this should benefit positively affect margins in the coming quarters.

Non-interest bearing deposits increased 2.4% QoQ and 14.7% YoY as low rates and fuelled growth of these deposits. The average balance of non-interest bearing checking accounts increased 11.7% QoQ and 17.0% YoY.

Total quarterly average non-interest bearing demand deposits	Quarter ended,			Change %
(Ch$ million)	March. 30, 2007	Dec. 31, 2006	March 30, 2006	March 2007/2006	March 07/ Dec. 06
Total	2,077,301	1,859,557	1,776,033	17.0%	11.7%

Assets under management in the Bank’s mutual fund subsidiary increased 9.2% QoQ and 30.3% YoY. The strength of the local and international stock markets boosted investment levels and the value of funds under management in the quarter.

Moody’s recently upgraded the Bank’s credit ratings as part of the application of its refined joint default analysis (JDA) and updated bank financial strength rating (BFSR) methodologies. The BFSR was affirmed at B-. The Foreign Currency Senior Unsecured Debt Rating was raised to Aa3 from A1. The Foreign Currency Subordinated Debt Rating was raised to Aa3 from A2. The Long Term Foreign Currency Deposit Rating was affirmed at A2 and remains constrained by the Chile country ceiling for deposits. As stated by Moody’s “the most notable debt ratings upgrades compared to pre-JDA levels were for Banco Santander Chile”.

NET INTEREST INCOME

Client margins increasing with improved loan mix. Higher inflation also boosts margins

Net Interest Income	Quarter			Change %
(Ch$ million)	1Q 2007	4Q 2006	1Q 2006 (reclassified)	1Q 07/ 1Q 06	1Q 07 / 4Q06
Client net interest income [1,2]	150,071	141,799	124,580	20.5%	5.8%
Non-client net interest income [1,3]	5,821	(4,900)	1,309	344.7%	--%
Net interest income	155,892	136,899	125,889	23.8%	13.9%
Average interest-earning assets	14,204,463	13,783,754	12,919,760	9.9%	3.1%
Average loans	11,686,106	11,357,344	10,151,457	15.1%	2.9%
Net interest margin [4,5]	4.4%	4.0%	3.9%
Client margin [4]	5.1%	5.0%	4.9%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	23.7%	23.4%	22.5%
Quarterly inflation rate [6]	0.20%	-0.35%	-0.33%
Avg. overnight interbank rate (nominal)	5.09%	5.30%	4.59%
Avg. 10 year Central Bank yield (real)	2.69%	2.78%	3.00%

1.	The Bank has modified the methodology of calculating client and non-client income. The historical evolution of this indicator is available in the appendix of this report.
2.	Client net interest income and margins, is net interest income ( and margins) generated by our commercial areas.
3.	Non-client net interest income is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management.
4.	Annualized
5.	Client net interest income divided by average loans
6.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net interest income in 1Q 2007 increased 23.8% YoY and 13.9% QoQ. This increase was mainly due to a higher net interest margin which reached 4.4% in 1Q 2007 compared to 3.9% in 1Q 2006 and 4.0% in 4Q 2006. Average interest earning asset increased 9.9% YoY and 3.1% QoQ.

Client net interest income. Client net interest income - which is net interest income (and margins) generated by our commercial areas - increased 20.5% YoY and 5.8% QoQ. This growth was led by the 15.1% YoY and 2.9% QoQ increase in average loans. Client net interest margins increased 20 basis points YoY and 10 basis points QoQ. The growth of retail lending activities and the positive evolution of non-interest bearing liabilities are the principal factors that explain the positive evolution of client net interest income and margins in the period. In first quarter of 2007, the Bank improved its pricing structure and this also benefited client margins.

Non-Client net interest income. Non-client net interest income - which is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management - totaled a gain of Ch$5,821 million compared to a loss of Ch$4,900 million in 4Q 2006 and a gain of Ch$1,309 million in 1Q 2006. This rise was mainly due to the higher inflation rate in the quarter following the negative inflation rates in 1Q and 4Q 2006. The Bank has a positive gap in terms of inflation indexed assets and liabilities. Long-term assets are denominated, for the most part, in inflation indexed pesos and are funded, in part, with non-interest bearing checking accounts and capital. The Central Bank also reduced short-term rates in 1Q 2007, which lowered funding costs.

Evolution of Quarterly Inflation

Source: Banco Central , measured as variation of the UF

PROVISION FOR LOAN LOSSES

The coverage ratio rises to 204.2% as the Bank upgrades it provisioning models for consumer lending

Provision for loan losses	Quarter			Change %
(Ch$ million)	1Q 2007	4Q 2006	1Q 2006	1Q 07/ 1Q 06	1Q 07 / 4Q06
Provisions	(26,551)	(13,569)	(1,041)	2,450.5%	95.7%
Charge-offs	(46,872)	(38,572)	(34,743)	34.9%	21.5%
Gross provisions and charge-offs	(73,423)	(52,141)	(35,784)	105.2%	40.8%
Loan loss recoveries	37,092	12,627	10,313	259.7%	193.8%
Net provisions	(36,331)	(39,514)	(25,471)	42.6%	(8.1%)
Total loans	12,208,167	11,788,959	10,736,973	13.7%	3.6%
Total reserves (RLL)	200,021	174,064	149,112	34.1%	14.9%
Past due loans* (PDL)	97,937	92,559	100,382	(2.4%)	5.8%
Gross provision expense / loans**	2.41%	1.77%	1.33%
Net provision expense / loans **	1.19%	1.34%	0.95%
PDL/Total loans	0.80%	0.79%	0.93%
Expected loss (RLL / loans)	1.64%	1.45%	1.36%
RLL / Past due loans	204.2%	188.1%	145.2%

*  Past due loans: installments or credit lines more than 90 days overdue

**  Annualized

In 1Q 2007 the Bank’s net provisions expenses totaled Ch$36,331 million an increase of 42.6% YoY and a decrease of 8.1% QoQ. Gross provisions and charge-offs increased 105.2% YoY and 40.8% QoQ. This was mainly due to the growth of lending to higher yielding and riskier retail segments and the upgrading of provisioning models and credit scoring in order to maintain provisioning and coverage standards up to date with the expansion of this profitable business.

In 2006, the Bank improved its internal provisioning models by not only focusing on non-performance, but introducing statistical models that take into account a borrower’s credit history and indebtedness levels. Additional innovations were implemented in 1Q 2007. Firstly, the Bank now differentiates between old and new clients when determining a client’s risk profile. This modification resulted in no significant change in provision expense in the medium term, but should reduce monthly volatility of provisions and charge-offs.

Secondly, the Bank is in the process of implementing additional modifications. The most important was incrementing the period of back-testing for determining a client’s risk profile from 12 to 24 months. As a result, the Bank recognized in the quarter additional reserves of approximately US$32 million to prepare for the implementation of these new models. The actual amount may vary when these changes are fully implemented.

In the quarter, the Bank also took important steps in improving its collection process. More collecting agents have been hired and a senior commercial officer was placed at the head of this division. Moreover in 1Q 2007, the Bank started a process of selling charged-off loans. In the quarter, the Bank sold charged-off loans dating from the early 1980’s up to 2004, recording a gain of approximately US$43 million. Excluding this gain, recoveries increased 35.3%, reflecting the stronger performance of this unit.

As a result of these measures, the Bank continues to display sound asset quality indicators. The past due loan ratio as of March 2007 reached 0.80% down from 0.93% as of March 2006 and flat compared to 4Q 2006. Reserve for loan losses increased 34.1% YoY and 14.9% QoQ. The expected loan loss ratio (reserves for loan losses over total loans) increased to 1.64% in 1Q 2007 from 1.45% in 4Q 2006 and 1.36% in 1Q 2006. The coverage ratio of past due loans rose to 204.2% as of March 2007 compared to 188.1% as of December 2006 and 145.2% as of March 2006.

Going forward the Bank expects asset quality indicators to remain sound, but as the retail banking portfolio increases, provision expenses and the risk index could continue to rise.

FEE INCOME

Growth in client base, cross selling and product usage boosts retail banking fees

Fee income	Quarter			Change %
(Ch$ million)	1Q 2007	4Q 2006	1Q 2006	1Q 07/ 1Q 06	1Q 07 / 4Q06
Checking accounts	10,401	11,312	9,628	8.0%	-8.1%
Adm. & collection of insurance policies	7,052	6,249	6,349	11.1%	12.9%
Mutual fund services	6,093	5,710	4,467	36.4%	6.7%
Credit cards	4,892	4,808	4,494	8.9%	1.7%
Automatic teller cards	3,873	3,351	3,714	4.3%	15.6%
Insurance brokerage	2,927	3,597	2,167	35.1%	-18.6%
Lines of credit	2,879	3,134	2,648	8.7%	-8.1%
Stock brokerage	1,984	416	391	407.4%	376.9%
Santander SuperCaja	505	143	-		253.1%
Other product and services	4,503	3,485	4,472	0.7%	29.2%
Total fee income, net	45,109	42,205	38,330	17.7%	6.9%
Fees / operating expense	59.3%	47.9%	55.6%

Net fee income increased 17.7% YoY and 6.9% YoY in 1Q 2007. The Bank continues to expand its client base, cross-selling and product usage, especially in retail banking. The total number of clients increased 12.0% YoY to 2.52 million.

This rise in client base has been driven by the growth in our retail checking account base. The total number of retail clients with a checking account has increased 21.0% YoY in 1Q 2007. Market share in checking accounts reached 27.6% as of February 2007, the latest figure available, compared to 25.6% as of February 2006. In this period the Bank’s opened 43.2% of all new account opened in the Chilean market. As a result, in 1Q 2007 fees from checking accounts increased 8.0% YoY and fees from lines of credit rose 8.7% YoY. The 8.1% QoQ decline in checking account and line of credit fees was mainly due to seasonal factors and a regulatory change that prohibited certain fees charged to checking account holders related to bad check clearance.

A greater amount of clients with checking accounts coupled with continuous improvements in client service has led to better cross selling ratios. The amount of middle/upper income individual clients that are cross-sold (a client with a checking account and that uses at least three other products) increased 27.7% YoY as of March 2007. In Santander Banefe, the amount of cross-sold clients (clients that uses at least 2 or more other products) rose 17.5% YoY as of March 2007.

Credit card fees increased 8.9% YoY in 1Q 2007. According to information published by Transbank, the industry’s credit card processor, as of March 2007 purchases with Santander credit cards in monetary terms were growing 19.2% YoY in real terms compared to 16.9% for the market. Market share in terms of purchases reached 35.4% as of March 2007 compared to 34.7% as of March 2006. This industry is also facing intense competition in this product offsetting, in part, the increases in market share and business activity.

ATM fees increased 4.3% YoY and 15.6% QoQ. Despite investment in the ATM network, intense competition has reduced fee growth from this product. The Bank continues to expand its ATM network in order to increase bank penetration levels and to ensure that greater product penetration is accompanied with greater product usage, especially in emerging sectors of the population. An extensive ATM network is key for this process. Usage of our debit/ATM cards has grown at a rapid pace. Market share in debit card usage increased from 22.6% as of March 2006 to 24.0% as of March 2007. Purchases with Santander debit cards increased 35.4% YoY in real terms compared to 27.1% for the industry in the same period. As of March 2007, the Bank had a network of 1,635 ATMs and installed 47 new ATMs in 1Q 2007.

Investing to sustain growth momentum in retail banking

* Including Santander Super Caja offices

Insurance brokerage fees increased 35.1% YoY in 1Q 2007. Despite intense competition in this line of business that affected fee income in previous quarters, the launching of various new products and other sale campaigns has boosted insurance brokerage fees. Fees from the administration and collection of insurance policies increased 11.1% YoY in the same period. These fees are directly related to the growth of our mortgage loan book and lower-than-estimated claim rates, which results in higher administration fees paid by insurers to us.

Fees from mutual fund management increased 36.4% YoY in 1Q 2007. Assets under management totaled Ch$2,283,807 and increased 30.3% in the same period fuelling asset management fee growth. The strength of the local and international stock markets coupled with falling long-term rates also boosted the value of funds under management in the quarter.

In 1Q 2007 the merger between Santiago Corredores de Bolsa Ltda, a subsidiary of the Bank, and Santander Investment S.A. Corredores de Bolsa was completed. The Bank now owns 50.6% of the merged entity. This has boosted the Bank’s participation in the stock brokerage business, especially among retail clients by better utilizing the Bank’s distribution network to brokerage shares. Fees from stock brokerage increased 407.4% YoY in 1Q 2007.

In 4Q 2006 the Bank created a new subsidiary, Santander Servicios de Recaudación y Pagos Ltda (Santander SuperCaja), whose main function will be to open and operate special payment centers where non-clients can become clients and perform all types of transactional services. These payment centers will operate seven days a week. In the 4Q 2006 this subsidiary opened 22 new payment centers and 3 in 1Q 2007. SuperCaja generated fees of Ch$505 million in 1Q 2007.

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio reaches 37.9%

Operating Expenses	Quarter			Change %
(Ch$ million)	1Q 2007	4Q 2006	1Q 2006	1Q 07/ 1Q 06	1Q 07 / 4Q06
Personnel expenses	37,664	48,118	34,005	10.8%	(21.7%)
Administrative expenses	28,604	29,943	25,836	10.7%	(4.5%)
Depreciation and amortization	9,833	10,000	9,076	8.3%	(1.7%)
Operating expenses	76,101	88,061	68,917	10.4%	(13.6%)
Efficiency ratio*	37.9%	46.5%	38.3%

*	Operating expenses / operating income. Operating income = Net financial income + Net fee income + other operating income, net.

In 1Q 2007 operating expenses increased 10.4% YoY. The efficiency ratio reached 37.9% in 1Q 2007 compared to 38.3% in 1Q 2006 and 46.5% in 4Q 2006. Personnel expenses increased 10.8% YoY. Headcount has increased 14.6% in the same period, totaling 8,691 employees. Santander SuperCaja added 150 new employees to headcount. The 21,7% QoQ decrease in personnel expenses was mainly due to seasonal factors and the end of negotiation bonus of Ch$6,622 million that was recognized in 4Q 2006 as part of the new collective bargaining agreement.

The 10.7% YoY increase in administrative expenses was directly linked to the higher commercial activities and the larger distribution network. The 4.5% QoQ decrease in administrative expenses was mainly due to seasonal factors.

GAINS (LOSSES) ON FINANCIAL TRANSACTIONS

Smaller mark-to-market and trading results lowers gains from financial transactions

Gains and losses on financial transactions	Quarter			Change %
(Ch$ million)	1Q 2007	4Q 2006	1Q 2006 (reclassified)	1Q 07/ 1Q 06	1Q 07 / 4Q06
Net gain (loss) from trading and mark-to-market	15,492	22,772	43,307	(64.2%)	(32.0%)
Foreign exchange transactions, net	(5,262)	(4,460)	(19,997)	(73.7%)	18.0%
Gains (losses) on financial transactions[3]	10,230	18,312	23,310	(56.1%)	(44.1%)

In 1Q 2007 the gain on financial transactions totaled Ch$10,230 million compared to Ch$23,310 million in 1Q 2006 and Ch$18,312 million in 4Q 2006. In both 1Q and 4Q 2006 long-term interest rates declined substantially, resulting in high mark-to-market gains. In 1Q 2007 long-term rates continued to decline, especially in the 5 to 10 year maturity range, but the Bank “shortened” its fixed income position in expectation of rebounding rates in the coming quarters given the positive evolution of the Chilean economy, reducing mark-to-market and trading results in the quarter.

Evolution of long-term rates (real terms, %)

Source: Central Bank

[3]
For analysis purposes only, we have created the line item: Gains (losses) on financial transactions that is the sum of the net gain (loss) from trading, the mark-to-market of financial investment and derivatives, and foreign exchange transactions. The result recorded in foreign exchange transactions mainly includes the translation gains or losses of assets and liabilities denominated in foreign currency, but does not include the mark-to-market of FX derivatives. As Santander Chile limits its foreign exchange gap, the results recorded in foreign exchange transactions are, for the most part, offset by the mark-to-market of foreign currency forwards. For this reason they are added to the net gains (loss) from trading and mark-to-market, which includes the mark-to-market of FX forwards. Therefore, the most important items that impacts the line item Gains (losses) on financial transactions are: the net results from mark-to-market of financial investments categorized as trading, the mark-to-market of derivatives and hedged items, including hedging for inflation, net results from proprietary trading and the results from the sale of derivatives to clients.

OTHER OPERATING INCOME/EXPENSES, OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %
(Ch$ million)	1Q 2007	4Q 2006	1Q 2006 (reclassified)	1Q 07/ 1Q 06	1Q 07 / 4Q06
Sales force expense	(5,834)	(3,585)	(4,042)	44.3%	62.7%
Other operating expenses, net	(4,703)	(4,284)	(3,728)	26.2%	9.8%
Total other operating loss, net	(10,537)	(7,869)	(7,770)	35.6%	33.9%

Non-operating income, net	1,051	9,055	(11,016)	(109.5%)	(88.4%)
Income attributable to investments in other companies	134	(82)	240	(44.2%)	(263.4%)
Losses attributable to minority interest	(540)	(41)	(65)	730.8%	1217.1%
Total non-operating results, net	645	8,932	(10,841)	(105.9%)	(92.8%)
Price level restatement	(2,149)	2,480	2,781	(177.3%)	(186.7%)
Income tax	(14,569)	(12,516)	(12,877)	13.1%	16.4%

Other operating results, net totaled a loss of Ch$10,537 million, increasing 35.6% YoY. Total sales force expenses reached Ch$4,703 million in 1Q 2007 increasing 26.2% YoY, reflecting the strong commercial efforts being made in retail banking. Other net operating expenses increased 26.2% YoY mainly due to higher expenses related to customer service expenses, which consists primarily of expenses related to our call center, expenses paid to third parties for transporting funds for corporate customer and expenses relating to our credit card business.

Non-operating income, net totaled a gain of Ch$645 million in 1Q 2007 compared to a loss of Ch$10,841 million in 1Q 2006. This difference is mainly due to lower provisions for non-credit related contingencies and lower charge-offs of repossessed assets. Compared to 4Q 2006 non-operating income, net decreased 92.8% as 4Q 2006 figures included a reversal of non-credit related contingencies. These contingencies are mainly related to non-credit risks, including non-specific contingencies, tax contingencies, legal contingencies and other impairments.

Price level restatement in the quarter totaled a loss of Ch$2,149 million. The Bank must adjust its capital and fixed assets for the variations in price levels. Since the Bank's capital is larger than fixed assets, when inflation is positive, the Bank usually records a loss from price restatement and vice-versa. The inflation rate of +0.20% in 1Q 2007 compared to the deflation registered in 4Q 2006 (-0.35%) and 1Q 2006 (-0.33%) explains the variation of this result.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROAE in 1Q 2007 reached 22.4%. The Bank’s annual dividend increases 19.1%

Shareholders’ equity	Quarter ended			Change %
(Ch$ million)	March. 31, 2007	Dec. 31, 2006	March 31, 2006	March 2007/2006	March 07/ Dec. 06
Total capital and reserves	1,247,269	961,661	1,093,302	14.1%	29.7%
Unrealized gain (loss) available for sale portfolio	(2,272)	(1,904)	(6,151)	(63.1%)	19.3%
Net Income	72,189	285,582	64,434	12.0%	(74.7%)
Total shareholders’ equity	1,317,185	1,245,339	1,151,585	14.4%	5.8%
Return on average equity (ROAE)	22.4%	18.3%	22.8%

Shareholders’ equity totaled Ch$1,317,185 million as of March 31, 2007. The Bank’s ROAE in 1Q 2007, reached 22.4% compared to 22.8% in 1Q 2006 and 18.3% in 4Q 2006.

The Bank’s BIS ratio as of March 31, 2007 reached 14.6% with a Tier I ratio of 10.6%. Banco Santander Chile held its annual Ordinary Shareholders’ Meeting on April 24, 2007. During the meeting, a dividend of Ch$0.98504643 per share was approved, corresponding to 65% of 2006 net income and 19.1% higher than the dividend paid in 2006. Immediately following the payment of the dividend the Bank’s BIS ratio should be approximately 13.0% and the Tier I ratio 9.0%.

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	March. 31, 2007	Dec. 31, 2006	March 31, 2006	March 2007/2006	March 07/ Dec. 06
Tier I	1,244,997	959,757	1,087,152	14.5%	29.7%
Tier II	470,098	458,546	361,713	30.0%	2.5%
Regulatory capital	1,715,095	1,418,303	1,448,865	18.4%	20.9%
Risk weighted assets	11,741,425	11,222,348	10,107,478	16.2%	4.6%
Tier I ratio	10.6%	8.6%	10.8%
BIS ratio	14.6% (13.0% ex- dividend)	12.6%	14.3% (12.9% ex-dividend)

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendence of Banks for March 2007, Banco Santander Chile was the largest bank in Chile in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies with an A rating from Standard and Poor’s, A+ by Fitch and an A2 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.71% of Banco Santander Chile.

Santander (SAN.MC, STD.N) is the largest bank in the euro zone by market capitalization and seventh in the world by profit. Founded in 1857, Santander has EUR 833,873 million in assets and EUR 1,000,996 million in managed funds, 67 million customers, 10,852 branches and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is the sixth largest bank in the United Kingdom, through its Abbey subsidiary, and operates in Portugal, where it is the third largest banking group. Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. In 2006, Santander registered 7,596 million euros in net attributable profits, an increase of 22% from the previous year.

In Latin America, Santander manages over US$250 billion in business volumes (loans, deposits, mutual funds, pension funds and managed funds) through 4,370 offices. In 2006, Santander reported US$1,409 million in net attributable income in Latin America, 29% higher than the prior year.

CONTACT INFORMATION

Robert Moreno
Manager

Investor Relations Department
Banco Santander Chile
Bandera 140 Piso 19,
Santiago,
Chile

Tel: (562) 320-8284
Fax: (562) 671-6554
New Email: rmorenoh@santander.cl
Website: www.santander.cl

BANCO SANTANDER - CHILE AND SUBSIDIARIES
Consolidated Balance Sheet
In Ch$ millions constant as of March 2007

	At March 31,
	2007	2006
	Ch$	Ch$
	Millions	Millions
ASSETS
Cash	1,016,203.0	1,351,748.3

Loans:
Commercial	4,172,835.3	4,065,927.7
Foreign trade	869,614.6	605,543.6
Consumer	1,869,317.9	1,520,620.6
Letters of credit	456,482.4	601,229.6
Leasing	787,286.7	713,630.0
Contingent	1,010,376.3	958,983.5
Other loans	2,775,761.8	2,258,847.4
Past due	97,937.4	103,112.8

Total Loans	12,039,612.4	10,827,895.2

Less: Loan loss allowance	(200,021.0)	(153,167.8)

Total net loans	11,839,591.4	10,674,727.4

Other credit operations:
Interbank loans	168,554.1	201,123.5
Investments purchased under agreements to resell	46,691.5	33,934.7

Total other credit operations:	215,245.6	235,058.2

Trading Investments	790,234.3	867,252.4

Non-trading investments
Available for sale	360,744.9	577,247.7
Held to maturity	0.0	0.0

Total non-trading investments	360,744.9	577,247.7

Derivatives	377,627.9	314,026.9

Other Assets	704,523.6	611,669.4

Fixed Assets
Bank premises and equipment	222,227.8	225,480.3
Investments in other companies	7,026.0	6,779.0

Total fixed assets	229,253.8	232,259.3

Total Assets	15,533,424.5	14,863,989.6
	0.0	0.0

ROBERTO JARA CABELLO	OSCAR VON CHRISMAR
Gerente de Contabilidad	Gerente General

BANCO SANTANDER - CHILE AND SUBSIDIARIES
Consolidated Balance Sheet
In Ch$ millions constant as of March 2007

	At March 31,
	2007	2006
	Ch$	Ch$
	Millions	Millions
LIABILITIES & SHAREHOLDERS' EQUITY
LIABILITIES

DEPOSITS AND OTHER OBLIGATIONS
Checking accounts	1,676,370.1	1,521,720.4
Deposits	7,336,518.4	6,480,526.7
Other demand deposits	811,668.7	710,462.8
Investments under agreements to repurchase	167,280.0	99,070.3
Mortgage finance bonds	509,696.9	638,373.0
Contingent liabilities	1,012,879.6	960,055.6

Total Deposits and other obligations	11,514,413.7	10,410,208.8

BONDS
Senior bonds	562,285.1	460,405.4
Subordinated bonds	491,132.5	401,384.0

Total bonds	1,053,417.6	861,789.4

Borrowings for other financial institutions
and Central Bank of Chile
Credit lines for renegotiations of loans	4,605.1	6,286.4
Other Central Bank borrowings	237,241.1	127,692.6
Borrowings from domestic financial institutions	0.0	0.0
Foreign borrowings	615,929.9	1,590,002.1
Other obligations	70,046.8	48,710.7

Total borrowing form financial institutions	927,822.9	1,772,691.8

Derivatives	375,289.7	285,314.8

Other liabilities	327,831.5	349,516.0

Total liabilities	14,198,775.4	13,679,520.8

Minority interest	17,464.2	1,559.6

Shareholders' equity
Capital and reserves	1,247,268.5	1,123,040.2
Other equity accounts	(2,272.1)	(6,317.8)
Net income	72,188.5	66,186.8

Total Shareholders' Equity	1,317,184.9	1,182,909.2

Total Liabilities and Shareholders' Equity	15,533,424.5	14,863,989.6
	0.0	0.0

ROBERTO JARA CABELLO	OSCAR VON CHRISMAR
Gerente de Contabilidad	Gerente General

BANCO SANTANDER - CHILE AND SUBSIDIARIES
Consolidated Balance Sheet
For the period between January 1 and March 31, 2007
In Ch$ millions constant as of March 2007

	2007	2006
	Ch$	Ch$
	Millions	Millions
INCOME STATEMENT
Operating Results

Interest income	288,316.6	223,513.9
Gains from trading activities	23,590.0	49,576.4
Fee income	55,369.5	47,805.5
Foreign exchange gains	0.0	0.0
Other operating income	1,817.1	1,551.5
Gross operating income	369,093.2	322,447.3

Less:
Interest expesnes	(132,425.4)	(94,200.7)
Loss frm trading	(8,097.6)	(5,091.0)
Fee expenses	(10,261.4)	(8,432.9)
Foreign exchange losses	(5,261.9)	(20,540.8)
Other operating expenses	(12,353.8)	(9,533.0)

Operating income	200,693.1	184,648.9

Personnel salaries and expenses	(37,664.0)	(34,930.0)
Administrative and other expenses	(28,603.6)	(26,538.4)
Depreciation and amortization	(9,833.0)	(9,322.9)

Operating income after expenses	124,592.5	113,857.6

Loan loss provisions, net	(36,331.1)	(26,163.5)

Net operating income	88,261.4	87,694.1

Non-operating results

Non-operating income	3,478.3	4,187.2
Non-operating expenses	(2,427.2)	(15,503.0)
Income attributable to investments in other companies	133.9	246.3
Price level restatement	(2,148.6)	2,856.1

Net income before taxes	87,297.8	79,480.7

Income tax	(14,569.0)	(13,227.6)

Net income after taxes before minority interest	72,728.8	66,253.1

Minority interest	(540.3)	(66.3)

Net income	72,188.5	66,186.8
	0.0	0.0

ROBERTO JARA CABELLO	OSCAR VON CHRISMAR
Gerente de Contabilidad	Gerente General

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
 UNAUDITED CONSOLIDATED BALANCE SHEETS
 (In millions of nominal Chilean pesos)

	31-Mar	31-Mar	31-Dec	31-Mar	% Change	% Change
	2007	2007	2006	2006	March 2007 / 2006	March 2007 / Dec. 2006
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
ASSETS				(Reclassified)
Cash and due from banks
Noninterest bearing	761,290	410,617	947,741	346,360	18.6%	(56.7%)
Interbank deposits-interest bearing	1,122,765	605,586	144,666	969,594	(37.5%)	318.6%
Total cash and due from banks	1,884,055	1,016,203	1,092,407	1,315,954	(22.8%)	(7.0%)

Financial investments
Trading	1,465,106	790,234	639,461	844,288	(6.4%)	23.6%
Available for sale	668,827	360,745	345,108	561,962	(35.8%)	4.5%
Held to maturity	0	0	0	0	—%	—%
Investment collateral under agreements to repurchase	86,568	46,692	30,807	33,036	41.3%	51.6%
Total financial investments	2,220,501	1,197,671	1,015,376	1,439,286	(16.8%)	18.0%

Loans, net
Commercial loans	7,736,498	4,172,835	4,048,221	3,958,263	5.4%	3.1%
Consumer loans	3,465,743	1,869,318	1,800,507	1,480,355	26.3%	3.8%
Mortgage loans (Financed with mortgage bonds)	846,324	456,482	485,849	585,309	(22.0%)	(6.0%)
Foreign trade loans	1,612,279	869,615	741,776	589,509	47.5%	17.2%
Interbank loans	312,502	168,554	151,491	195,798	(13.9%)	11.3%
Leasing	1,459,642	787,287	764,408	694,733	13.3%	3.0%
Other outstanding loans	5,146,304	2,775,762	2,681,461	2,199,034	26.2%	3.5%
Past due loans	181,577	97,937	92,559	100,382	(2.4%)	5.8%
Contingent loans	1,873,252	1,010,376	1,022,687	933,590	8.2%	(1.2%)
Reserves	(370,842)	(200,021)	(174,064)	(149,112)	34.1%	14.9%
Total loans, net	22,263,279	12,008,145	11,614,895	10,587,861	13.4%	3.4%

Derivatives	700,128	377,628	372,688	305,712	23.5%	1.3%

Other assets
Bank premises and equipment	412,014	222,228	231,360	219,510	1.2%	(3.9%)
Foreclosed assets	23,437	12,641	15,775	13,815	(8.5%)	(19.9%)
Investments in other companies	13,026	7,026	6,654	6,600	6.5%	5.6%
Assets to be leased	51,119	27,572	30,293	24,263	13.6%	(9.0%)
Other	1,231,639	664,310	463,991	557,394	19.2%	43.2%
Total other assets	1,731,235	933,777	748,073	821,582	13.7%	24.8%

TOTAL ASSETS	28,799,198	15,533,424	14,843,439	14,470,395	7.3%	4.6%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
 UNAUDITED CONSOLIDATED BALANCE SHEETS
 (In millions of nominal Chilean pesos)

	31-Mar	31-Mar	31-Dec	31-Mar	% Change	% Change
	2007	2007	2006	2006	March 2007 / 2006	March 2007 / Dec. 2006
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
				(Reclassified)
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits

Current accounts	3,108,015	1,676,370	1,663,414	1,481,426	13.2%	0.8%
Bankers drafts and other deposits	1,607,800	867,199	819,583	736,502	17.7%	5.8%
Total non-interest bearing deposits	4,715,815	2,543,569	2,482,997	2,217,928	14.7%	2.4%

Savings accounts and time deposits	13,499,062	7,280,989	6,909,335	6,264,072	16.2%	5.4%
Total deposits	18,214,877	9,824,558	9,392,332	8,482,000	15.8%	4.6%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	8,538	4,605	5,080	6,120	(24.8%)	(9.4%)
Other Banco Central borrowings	439,848	237,241	134,417	124,311	90.8%	76.5%
Total Banco Central borrowings	448,386	241,846	139,497	130,431	85.4%	73.4%

Investments sold under agreements to repurchase	310,140	167,280	19,929	96,447	73.4%	739.4%

Mortgage finance bonds	944,986	509,697	530,206	621,469	(18.0%)	(3.9%)

Other borrowings
Bonds	1,042,485	562,285	565,653	448,214	25.5%	(0.6%)
Subordinated bonds	910,568	491,133	490,416	390,756	25.7%	0.1%
Borrowings from domestic financial institutions	0	0	0	0	—%	—%
Foreign borrowings	1,141,943	615,930	812,267	1,547,899	(60.2%)	(24.2%)
Other obligations	129,866	70,046	64,193	47,421	47.7%	9.1%
Total other borrowings	3,224,862	1,739,394	1,932,529	2,434,290	(28.5%)	(10.0%)
Total other interest bearing liabilities	4,928,374	2,658,217	2,622,161	3,282,637	(19.0%)	1.4%

Derivatives	695,793	375,290	355,922	277,760	35.1%	5.4%

Other liabilities
Contingent liabilities	1,877,895	1,012,880	1,024,048	934,634	8.4%	(1.1%)
Other	607,800	327,830	202,115	340,260	(3.7%)	62.2%
Minority interest	32,379	17,464	1,522	1,518	1050.5%	1047.4%
Total other liabilities	2,518,074	1,358,174	1,227,685	1,276,412	6.4%	10.6%

Shareholders' equity
Capital and reserves	2,308,241	1,244,996	959,757	1,087,152	14.5%	29.7%
Income for the year	133,839	72,189	285,582	64,434	12.0%	(74.7%)
Total shareholders' equity	2,442,080	1,317,185	1,245,339	1,151,586	14.4%	5.8%
TOTAL LIABILITIES AND
SHAREHOLDER'S EQUITY	28,799,198	15,533,424	14,843,439	14,470,395	7.3%	4.6%

BANCO SANTANDER CHILE
 QUARTERLY INCOME STATEMENTS
 Million of nominal Chilean pesos

	IQ 2007	IQ 2007	IVQ 2006	IQ 2006	% Change	% Change
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions	IVQ 2006/2005	IVQ / IIIQ 2006
				(Reclassified)
Interest income and expense
Interest income	534,544	288,317	253,529	217,595	32.5%	13.7%
Interest expense	(245,518)	(132,425)	(116,630)	(91,706)	44.4%	13.5%
Net interest income	289,026	155,892	136,899	125,889	23.8%	13.9%
Provision for loan losses	(67,358)	(36,331)	(39,514)	(25,471)	42.6%	(8.1%)
Fees and income from services
Fees and other services income	102,657	55,370	51,910	46,540	19.0%	6.7%
Other services expense	(19,024)	(10,261)	(9,705)	(8,210)	25.0%	5.7%
Total fee income	83,633	45,109	42,205	38,330	17.7%	6.9%
Market related income
Net gain (loss) from trading and mark-to-market	28,722	15,492	22,772	43,308	(64.2%)	(32.0%)
Foreign exchange transactions,net	(9,756)	(5,262)	(4,460)	(19,997)	(73.7%)	18.0%
Total gains (losses) on financial transactions	18,967	10,230	18,312	23,311	(56.1%)	(44.1%)
Other operating income, net
Other operating income, net	(19,536)	(10,537)	(7,869)	(7,770)	35.6%	33.9%
Operating expenses
Personnel salaries and expenses	(69,830)	(37,664)	(48,118)	(34,005)	10.8%	(21.7%)
Administrative and other expenses	(53,032)	(28,604)	(29,943)	(25,836)	10.7%	(4.5%)
Depreciation and amortization	(18,231)	(9,833)	(10,000)	(9,076)	8.3%	(1.7%)
Total operating expenses	(141,092)	(76,101)	(88,061)	(68,917)	10.4%	(13.6%)
Other income and expenses
Nonoperating income, net	1,949	1,051	9,055	(11,016)	(109.5%)	(88.4%)
Income attributable to investments in other companies	248	134	(82)	239	(43.9%)	(263.4%)
Losses attributable to minority interest	(1,001)	(540)	(41)	(65)	730.8%	1217.1%
Total other income and expenses	1,196	645	8,932	(10,842)	(105.9%)	(92.8%)
Gain (loss) from price-level restatement	(3,984)	(2,149)	2,480	2,781	—	—
Income before income taxes	160,851	86,758	73,384	77,311	12.2%	18.2%
Income taxes	(27,011)	(14,569)	(12,516)	(12,877)	13.1%	16.4%
Net income	133,839	72,189	60,868	64,434	12.0%	18.6%

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS -2006-2007
Ch$ million nomnal pesos

	2006				2007
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	Reclassified
ASSETS

CASH AND DUE FROM BANKS
Noninterest bearing	346,360	855,315	716,085	947,741	410,617
Interbank deposit-interest bearing	969,594	731,049	307,289	144,666	605,586
Total cash and due from banks	1,315,954	1,586,364	1,023,373	1,092,407	1,016,203

FINANCIAL INVESTMENTS
Trading	844,288	887,473	671,975	639,461	790,234
Available for sale	561,962	543,136	602,872	345,108	360,745
Held to maturity	0	0	0	0	0
Investments purchased under agreements to resell	33,036	134,425	14,422	30,807	46,692
Total financial investments	1,439,286	1,565,034	1,289,269	1,015,376	1,197,671

LOANS,NET
Commercial loans	3,958,263	4,006,219	4,082,361	4,048,221	4,172,835
Consumer loans	1,480,355	1,590,374	1,692,432	1,800,507	1,869,318
Mortgage loans (Financed with mortgage bonds)	585,309	555,077	525,963	485,849	456,482
Foreign trade loans	589,509	671,886	656,171	741,776	869,615
Interbank loans	195,798	146,725	134,609	151,491	168,554
Leasing	694,733	720,424	754,572	764,408	787,287
Other outstanding loans	2,199,034	2,343,218	2,519,305	2,681,461	2,775,762
Past due loans	100,382	88,559	88,863	92,559	97,937
Contingent loans	933,590	1,030,589	963,463	1,022,687	1,010,376
Reserve for loan losses	(149,112)	(147,582)	(160,879)	(174,064)	(200,021)
Total loans, net	10,587,861	11,005,488	11,256,859	11,614,895	12,008,146

DERIVATIVES	305,712	325,163	305,641	372,688	377,628

OTHER ASSETS
Bank premises and equipment	219,510	221,255	222,441	231,360	222,228
Foreclosed assets	13,815	12,778	14,373	15,775	12,641
Investments in other companies	6,600	6,642	6,941	6,654	7,026
Central Bank acceptance	0	0	0		0
Assets to be leased	24,263	20,754	23,619	30,293	27,572
Other	557,395	463,448	483,377	463,991	664,310
Total other assets	821,582	724,877	750,751	748,072	933,777

TOTAL ASSETS	14,470,395	15,206,926	14,625,894	14,843,439	15,533,424

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS -2006-2007
Ch$ million nomnal pesos

	2006				2007
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	Reclassified
LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS
Noninterest bearing
Current accounts	1,481,426	1,572,712	1,487,518	1,663,414	1,676,370
Bankers´ drafts and other deposits	736,502	794,842	787,028	819,583	867,199
	2,217,928	2,367,553	2,274,546	2,482,997	2,543,569

Interest bearing
Savings accounts and time deposits	6,264,072	6,645,164	6,816,812	6,909,335	7,280,989
Total deposits	8,482,000	9,012,717	9,091,358	9,392,332	9,824,557

OTHER INTEREST BEARING LIABILITIES

Chilean Central Bank borrowings
Credit lines for renegotiations of loans	6,120	5,752	5,487	5,080	4,605
Other Central Bank borrowings	124,311	166,067	184,147	134,417	237,241
Total Central Bank borrowings	130,431	171,819	189,634	139,497	241,846
Investments sold under agreements to repurchase	96,447	149,641	73,434	19,929	167,280
Mortgage finance bonds	621,469	592,837	560,334	530,206	509,697
Other borrowings
Bonds	448,214	562,778	559,165	565,653	562,285
Subordinated bonds	390,756	390,984	490,974	490,416	491,133
Borrowings from domestic financial institutions	0	3,590	3,777	0	0
Foreign borrowings	1,547,899	1,637,251	924,776	812,267	615,930
Other obligations	47,421	53,338	43,235	64,193	70,047
Total other borrowings	2,434,290	2,647,940	2,021,926	1,932,529	1,739,394
Total other interest bearing liabilities	3,282,637	3,562,237	2,845,328	2,622,161	2,658,217

DERIVATIVES	277,760	289,098	307,621	355,922	375,290

OTHER LIABILITIES
Contingent liabilities	934,634	1,031,766	964,924	1,024,048	1,012,880
Other	340,261	224,683	228,038	202,115	327,831
Minority interest	1,518	1,442	1,489	1,522	17,464
Total other liabilities	1,276,413	1,257,890	1,194,451	1,227,685	1,358,175

SHAREHOLDERS' EQUITY
Capital and reserves	1,087,152	940,206	962,424	959,757	1,244,996
Income for the period	64,434	144,779	224,713	285,582	72,189
Total shareholders' equity	1,151,586	1,084,985	1,187,137	1,245,339	1,317,185

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,470,395	15,206,926	14,625,894	14,843,439	15,533,424

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS -2006-2007
Ch$ million nomnal pesos

	2006				2007
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	Reclassified
CONSOLIDADTE INCOME STATEMENT

INTEREST REVENUE AND EXPENSE
Interest revenue	217,595	341,190	356,538	253,529	288,317
Interest expense	(91,706)	(167,941)	(180,320)	(116,630)	(132,425)
Net interest revenue	125,889	173,249	176,217	136,899	155,892
PROVISIONS FOR LOAN LOSSES	(25,471)	(21,760)	(36,277)	(39,514)	(36,331)

FEES AND INCOME FROM SERVICES

Fees and other services income	46,540	49,418	50,458	51,910	55,370
Other services expenses	(8,210)	(9,651)	(8,211)	(9,705)	(10,261)
Total fees and income from services, net	38,330	39,767	42,247	42,205	45,109

OTHER OPERATING INCOME
Net gains from trading and brokerage activities	43,308	39,291	(5,056)	22,772	15,492
Foreign exchange transactions, net	(19,997)	(29,750)	5,499	(4,460)	(5,262)
Total Market related income	23,311	9,541	443	18,312	10,230
Other operating income (loss), net	(7,770)	(9,133)	(8,188)	(7,869)	(10,537)
Total other operating income	15,541	408	(7,745)	10,443	(307)

OPERATING EXPENSES
Personnel salaries and expenses	(34,005)	(39,132)	(38,468)	(48,118)	(37,664)
Administrative and other expenses	(25,836)	(27,607)	(27,563)	(29,943)	(28,604)
Depreciation and amortization	(9,076)	(9,888)	(9,650)	(10,000)	(9,833)
Total operating expenses	(68,917)	(76,626)	(75,680)	(88,061)	(76,101)

OTHER INCOME AND EXPENSES
Non-operating income (loss), net	(11,017)	(8,522)	6,269	9,055	1,051
Income attributable to investments in other companies	240	409	219	(82)	134
Losse s atributable to Minority interest	(65)	(20)	(28)	(41)	(540)
Total other income and expenses	(10,842)	(8,132)	6,460	8,932	645

LOSS FROM PRICE-LEVEL RESTATEMENT	2,781	(10,247)	(8,796)	2,480	(2,149)

INCOME BEFORE INCOME TAXES	77,311	96,658	96,427	73,384	86,758

Income taxes	(12,877)	(16,314)	(16,493)	(12,516)	(14,569)

NET INCOME	64,434	80,345	79,934	60,868	72,189

Appendix
Client net interest income	124,580	137,291	137,636	141,799	150,071
Non-client net interest income	1,309	35,958	38,582	(4,900)	5,821
Total net interest income	125,889	173,249	176,217	136,899	155,892

Client net interest income	124,580	137,291	137,636	141,799	150,071
Fee income	38,330	39,767	42,247	42,205	45,109
Total Client income	162,910	177,058	179,882	184,004	195,180

Net interest income	125,889	173,249	176,217	136,899	155,892
Fee income	38,330	39,767	42,247	42,205	45,109
Core revenues	164,219	213,016	218,464	179,104	201,001

Financial Ratios

	1Q05	2Q05	3Q05	4Q05	1Q06	2Q 06	3Q06	4Q 06	1Q07

Profitability
Return on average equity	20.5%	25.7%	26.8%	21.7%	22.8%	28.7%	27.5%	18.3%	22.4%

Capital ratio
BIS	16.2%	13.4%	13.2%	12.9%	14.3%	12.2%	12.8%	12.6%	14.6%

Earnings per Share
Net income (nominal Ch$mn)	53,960	62,101	66,433	57,216	64,434	80,345	79,934	60,868	72,189
Net income per share (Nominal Ch$)	0.29	0.33	0.35	0.30	0.34	0.43	0.42	0.32	0.38
Net income per ADS (US$)	0.51	0.59	0.69	0.61	0.67	0.81	1.81	0.63	0.74
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1

Credit Quality
Past due loans/total loans	1.38%	1.29%	1.17%	1.05%	0.93%	0.79%	0.78%	0.79%	0.80%
Reserves for loan losses/past due loans	138.8%	140.9%	132.7%	138.8%	148.5%	166.6%	181.0%	188.1%	204.2%

Efficiency
Operating expenses/operating income	41.8%	39.1%	39.9%	45.6%	38.3%	35.9%	35.9%	46.5%	37.9%

Market information (period-end)
Stock price	18.6	17.9	22.3	21.6	22.05	20.84	23.5	24.8	25.9
ADR price	33.13	32.3	43.87	44.6	43.6	40.34	45.25	48.16	49.87
Market capitalization (US$mn)	6,009	5,858	7,957	8,089	7,908	7,317	8,207	8,735	9,045

Network
ATMs	1,187	1,225	1,322	1,422	1,395	1,443	1,479	1,588	1,635
Branches	316	327	335	352	361	367	368	397	410

Other Data
Exchange rate (Ch/US$) (period-end)	586.45	578.92	533.69	514.21	527.7	547.31	538.22	534.43	539.37

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	May 10, 2007	By:	/s/ Gonzalo Romero
Name: Gonzalo Romero
Title: General Counsel